Exhibit B
Email to All ArcSight Employees from Tom Reilly with Press Release

Dear Fellow ArcSight Colleagues,
Moments ago we announced that we have signed a definitive merger agreement with HP. I want to take this opportunity to share my excitement for the future and the promise this merger brings for our employees, customers, and partners. The joint press release that was issued with HP can be found here.
We are holding an All Hands Employee meeting at 9 AM PT today to talk about our exciting news. An invitation with dial in numbers is coming shortly and I hope you can make it. I realize that there are many of you who, unfortunately, will not be able to attend on such short notice, and I invite you to listen to the replay which can be found on our employee intranet, iROCK (https://irock.arcsight.com).
Our success over the years has always kept us in the spotlight of large companies as they watched us continue to grow at incredible rates in an increasingly difficult economy. It is not a surprise to many of us that our visible success, our growing installed base of customers, our increasingly loyal partner community, and our talented team became too attractive for a large organization to ignore. There is no better validation of all that we have accomplished and the opportunity ahead of us than to have the world’s largest technology company turn to us to drive their security business. Yes, HP is the world’s largest technology company, the 6th largest software company, and they are looking to us to grow their security presence.
I want you to know that I, along with the rest of the management team, believe that this is a tremendous opportunity for ArcSight. Here is why I think this is going to be a great combination. As you know, organizations can no longer rely on traditional perimeter security to address the sophistication of modern cyber-threats. A new security approach is required that is multi-dimensional, taking into account all data within an organization, who has access to it and what they are doing at all times. The world is becoming increasingly interconnected, and new technology innovations such as cloud computing, SaaS applications, virtualization, social networking, and mobile productivity tools create new avenues for cyber criminal activity.
Further exacerbating the situation is a growing number of regulatory and compliance mandates. Continuing to layer multiple preventive products after the fact simply won’t work anymore. We believe organizations need a new approach. IT and security activities must converge and application security must be designed in, to give the deeper context to quickly mitigate risks. The task at hand to secure the modern enterprise is a difficult one and no one understands this better than us. While we are definitely up to the task, like no one else, there is so much more we can accomplish as part of HP. Together we will deliver a new holistic approach to help secure the modern enterprise. We expect that not only can we accelerate our vision of universal log management and provide a platform for Enterprise Threat and Risk Management, with HP technology we can deliver broader visibility, deeper context, and faster remediation that will reduce risk and improve compliance for enterprises.
While I think it is a great accomplishment that an organization of HP’s stature has recognized our success, it is nevertheless a bittersweet day. Many of you may be feeling some doubt and uncertainty, which I totally understand. I know that you will have many questions in the days and weeks ahead. I encourage you to talk to your managers and HR representatives.

I would also encourage you to be patient with all of us. It is still very early on in the process and we will not have answers to all of your questions. I want to stress that we are not trying to be evasive – we simply do not know everything at this time, and we want to avoid making promises we know we cannot keep. We are committed to being as open and as honest with you as possible, and we will update you as we can.
As a follow up, I will be forwarding to you a message from Bill Veghte, HP’s EVP of Software and Solutions. HP’s acquisition of ArcSight is exciting news for all of us, as our company will become part of a global company with a greater breadth and depth of resources that has the ability to offer us more opportunities for growth than ever before. Please join me in celebrating this news that will provide all of us with increased business opportunities and allows ArcSight to take a decisive step forward.
Sincerely,
Tom Reilly, President and CEO
ArcSight
Forward-Looking Statements
This document contains projections and other forward-looking statements regarding the expected performance of Hewlett-Packard Company (“HP”) following completion of the acquisition, including statements related to HP’s product and service offerings and the future of the enterprise threat and risk management market. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, the potential impact on the business of ArcSight, Inc. (“ArcSight”) due to the uncertainty about the acquisition, the retention of employees of ArcSight and the ability of HP to successfully integrate ArcSight and to achieve expected benefits. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of ArcSight’s filings with the United States Securities and Exchange Commission, including its most recent filings on Form 10-K and Form 10-Q.
Securities Law Disclosures
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of ArcSight common stock will be made only pursuant to an offer to purchase and related materials that HP intends to file with the United States Securities and Exchange Commission. ArcSight stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Once filed, copies of the tender offer statement on Schedule TO, the offer to purchase and related documents will be made available to ArcSight stockholders at no expense to them. In addition, those materials will be available without charge from ArcSight Investor Relations at (415) 293-4427 or by email at robert.dougherty@fd.com, or the United States Securities and Exchange Commission through the Commission’s website at www.sec.gov. ArcSight stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.